Exhibit 99.1

POMDOCTOR LIMITED Drive Internet Hospital Growth Through Strengthened Strategic Partnerships With Pharmaceutical Companies

GUANGZHOU, China, January 16, 2026 /PRNewswire/ - POMDOCTOR LIMITED (“Pomdoctor” or the “Company”) (NASDAQ: POM), a leading online medical services platform for chronic diseases in China, today announced significant progress in its strategic collaboration with leading domestic pharmaceutical companies to accelerate the growth of its internet hospital business. The Company expects these partnerships become a core component of its long-term strategy to expand online hospital operations and enhance overall profitability.

Against the backdrop of China’s accelerating population aging and evolving demographic structure, the domestic internet hospital and online pharmaceutical sales market has expanded rapidly, demonstrating vast growth potential. According to data from Yaozh.com, a leading pharmaceutical big data service provider in China, online drug sales in China have grown consistently year over year, rising from approximately RMB 19 billion in 2020 to about RMB 60.8 billion in 2023 and further to RMB 71.8 billion (approximately US$10.3 billion) in 2024, reflecting a compound annual growth rate (CAGR) of 39.4%.

Leveraging these favorable market dynamics, Pomdoctor continues to deepen collaborations with pharmaceutical companies to explore emerging opportunities and further strengthen its nationwide coverage and market presence. Over the past few years, the Company, through its subsidiaries, has entered into sales and purchase agreements (“Agreements”) with several publicly listed industry leaders and innovative drug makers, including Jiangsu Haosoh Pharmaceutical Group Co., Ltd., Xiamen Amoytop Biotech Co., Ltd., Shenyang Sinqi Pharmaceutical Co., Ltd., and Eddingpharm (Suzhou) Co., Ltd.

These partnerships enable Pomdoctor to introduce innovative and patented pharmaceutical products onto its internet hospital platforms, expanding access to advanced treatment options for partner physicians and patients. At the same time, the collaborations provide pharmaceutical companies with new and efficient sales channels through internet hospitals. Pursuant to the Agreements, Pomdoctor is entitled to favorable purchase discounts, rebates, and sales incentives upon the achievement of agreed-upon conditions, including specified sales revenue targets.

Mr. Zhenyang Shi, Chairman and Chief Executive Officer of Pomdoctor, commented, “China’s rapidly expanding online pharmaceutical sales market offers significant development opportunities not only for pharmaceutical manufacturers seeking scalable and efficient distribution channels, but also for healthcare service platform operators. Our flexible collaboration models create win-win outcomes for both Pomdoctor and our pharmaceutical partners by effectively integrating the strengths of each party in a cost-efficient manner. We are highly optimistic about the long-term potential of this supply-chain collaboration model, which we view as a key direction in the evolution of modern pharmaceutical distribution and a catalyst for reshaping the traditional pharmaceutical supply chain.”

He added, “For pharmaceutical companies, this model enhances channel control, reduces reliance on traditional large distributors, enables more targeted marketing, and improves cash flow efficiency. For online medical service platforms, direct and stable sourcing from branded manufacturers helps ensure product quality and pricing advantages, thereby strengthening competitiveness. Most importantly, end users, including pharmacies and patients, benefit from more competitive pricing, greater supply stability, and a broader selection of products.”

“Looking ahead, we believe this strategic development model will continue to reduce unnecessary intermediaries while improving efficiency, transparency, and accessibility across the pharmaceutical distribution value chain. This flattened, digitalized, and patient-centric approach reflects the natural evolution of the market amid China’s ongoing healthcare reforms. It goes beyond a traditional buyer-seller relationship, representing a deeper supply chain partnership centered on data sharing, process collaboration, and long-term value co-creation.”

About POMDOCTOR LIMITED

POMDOCTOR LIMITED is a leading online medical services platform for chronic diseases in China, ranking sixth on China’s Internet hospital market based on the number of contracted doctors in 2022, according to Frost & Sullivan. Focusing on chronic disease management and pharmaceutical services, the Company offers a one-stop platform for medical services, organically connecting patients with doctors and pharmaceutical products. The Company’s operations primarily include Internet hospital and pharmaceutical supply chain, connecting users, pharmacies, suppliers, medical professionals, and other healthcare participants. Through this model, POMDOCTOR aims to enhance the efficiency and transparency of the healthcare value chain. The Company’s mission is to provide effective prevention and treatment solutions to alleviate patients’ sufferings from illnesses. Its vision is to become the most trustworthy medical and healthcare services platform. For more information, please visit the Company’s website: http://ir.7shiliu.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

For more information, please contact:

POMDOCTOR LIMITED
Investor Relations Department
Email: ir@7lk.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com